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                                                                   EXHIBIT 99.34

FOR IMMEDIATE RELEASE

Contact:   Gerald D. Stethem
           Senior Vice President & Chief Financial Officer
           NCS HealthCare, Inc.
           216-378-6808

                         NCS TO BE ACQUIRED BY OMNICARE
                          FOR $5.50 PER SHARE IN CASH

Beachwood, Ohio - (December 18, 2002) NCS HealthCare, Inc. (NCSS.OB) announced today that it entered into a merger agreement with Omnicare, Inc. (NYSE: OCR) under which Omnicare will acquire NCS for $5.50 per share in cash and pay off all of NCS's outstanding debt. Under the terms of the merger agreement, which was unanimously approved yesterday by the NCS board, Omnicare will amend its currently pending tender offer to provide for the terms set forth in the merger agreement, including the increased tender offer price. Omnicare is expected to commence the amended tender offer on or about Monday, December 23, 2002, at which time NCS will mail a letter and other materials to its stockholders to provide additional information about the terms of the amended tender offer and the second-step merger that will follow.

                               * * * * * * * * * *

NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 199,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 10 states.